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Exhibit 4.32

SR TELECOM — PRINCIPLES OF
RESTRUCTURING

The purpose of this Term Sheet is to set out the principal terms/features of a proposed restructuring (the "Restructuring") of SR Telecom Inc. ("SR Telecom" or the "Company") and its related entities (the "SR Group"). This Draft Term Sheet does not create any obligations on behalf of the holders of outstanding unsecured debt of SR Telecom or SR Telecom. This document has been prepared to summarize the discussion regarding a potential restructuring of SR Telecom, the material terms of which will be publicly disclosed. Any public announcement shall be first approved by the Lending Debentureholders (as defined below).

1. NON-EXCLUSIVE	Following the public announcement of this term sheet, the Company shall be permitted to seek an alternative transaction until the later of:
(i) two weeks after the date of such announcement; and
(ii) the date on which the Lending Debentureholders' obligations under the Emergency Credit Facility (both as defined below) become binding,
(collectively, the "Exclusive Date").

In the event that the Company wishes to accept an alternative proposal after the Exclusive Date, the Company may accept an alternative proposal upon payment of $1 million in cash, as liquidated damages, pro rata to the restricted subgroup of the Debentureholders (and/or each of their respective investment advisors, as the case may be) who have been identified to the Company's advisors as those intending to provide the Emergency Credit Facility referred to below (the "Lending Debentureholders").

Unless the alternative transaction provides for payment in full of all amounts owing pursuant to the Debentures and the underlying Trust Indenture, including, without limitation, all fees and disbursements incurred by or on behalf of the Debentureholders or the Trustee (at the date of payment, the "Outstanding Amount"), the Lending Debentureholders reserve their rights to refuse to support such a transaction. In any event, any alternative transaction would have to be satisfactory to the Debentureholders in accordance with the terms of the Trust Indenture.

2. OVERVIEW OF RESTRUCTURING	The Restructuring will involve certain members of the SR Group (specific entities to be agreed to) with the intention of accomplishing the following:

(a) To provide for the retention and putting into place of a Chief Restructuring Officer (the "CRO") chosen by SR Telecom, but acceptable to the SR Telecom unsecured debentureholders (the "Debentureholders") ;

(b) To provide SR Telecom with a secured credit facility in order to provide it with (i) short-term liquidity and operational stability in accordance with an agreed-to budget while the remaining aspects of the Restructuring are implemented and (ii) longer-term borrowing capacity. The purpose of the secured credit facility is to permit SR Telecom, in accordance with the agreed to budget, to bring payables current over time and to provide the company with adequate liquidity to fulfill production and delivery obligations;
(c) To restructure the balance sheet of SR Telecom in the manner referred to below;

all for the purposes of ensuring that SR Telecom's current financial and operational difficulties can be dealt with in a manner satisfactory to the parties with the intention that SR Telecom will survive and thrive on an ongoing basis.
3. KEY ASSUMPTIONS	(a) There is no material secured debt of the SR Group outstanding at this time other than the EDC/IADB facility to its Chilean subsidiary and the CIBC Credit Facility;
(b) EDC/IADB will agree to the implementation of the Restructuring in accordance with paragraph 18 hereof;

(c) Due diligence currently underway on behalf of the Debentureholders will not leave them with an understanding that the financial or operational state of the SR Group is materially worse than that which was presented to the Debentureholders' Steering Committee on March 8, 2005. This condition must be satisfied or waived before board approval and public announcement;

(d) The assets of SR Telecom are free and clear of all claims and not subject to any adverse claim other than in each case as the same may be specifically accepted and agreed to by the Lending Debentureholders;
(e) Maturity of Indenture to be extended and such consents under the Indenture as may be required shall be obtained, to permit implementation of the principles contained herein.
4. CHIEF RESTRUCTURING OFFICER
On or before April 15, 2005, SR Telecom will have retained a CRO selected by it from the list previously provided by Bennett Jones or otherwise acceptable to the Debentureholders. The CRO will be an executive of SR Telecom reporting to the CEO and the board of directors.
5. EMERGENCY CREDIT FACILITY
Subject to a satisfactory resolution of the arrangements going forward, the Lending Debentureholders will provide a credit facility (subject to the usual terms and conditions in such circumstances) with the following key features:
(a) Amount of facility — up to Cdn. $50 million subject to budget and borrowing base;
(b) Security — fully secured, first lien;
(c) Term of facility — Five years from the initial drawdown open for repayment in full by the Company at its option after 24 months;

(d) Drawdowns — $20 million available on closing; additional $15 million available in Q3/05; additional $10 million available in Q4/05; and an additional $5 million available in Q1/06, which availability in each quarter is subject to agreed budgets, covenant compliance and borrowing base, as applicable;

(e) Additional conditions — Significant financial covenants to be discussed and ultimately acceptable to the Lending Debentureholders, including monthly budget approval by the lenders and withholding tax gross-up;
(f) Financial terms — 2% up-front facility fee (based on full $50 million facility amount);

interest at:
(x) the greater of 6.5% and the three-month Canadian Dollar LIBOR rate (cash pay) plus 3.85%; plus
(y) the greater of 7.5% and the three-month Canadian Dollar LIBOR rate plus 4.85% (PIK — secured notes);
(g) Payout/Completion fee — at lenders' option, either 5% (based on $50 million facility amount); or 2% of distributable value at maturity;

(h) Closing of the Emergency Credit Facility. Subject to execution and delivery of all necessary documents (including EDC/IADB consents), the closing of the Emergency Credit Facility may occur prior to the closing of the restructuring and the parties shall use reasonable commercial efforts to close the credit facility before April 30, 2005.
6. RESTRUCTURING OF DEBT AND SHARE CAPITAL
The Company currently intends to implement the transaction described herein on a consensual basis and without filing under the Companies' Creditors Arrangement Act ("CCAA"). In the event that the Company, in its reasonable opinion with consideration having been given to the interests of its creditors, determines that it is necessary or desirable to file under CCAA, provided that the Lending Debentureholders are satisfied with that decision, the transactions described herein will to the extent practicable be implemented under the CCAA including making the Emergency Credit Facility a DIP loan, all in form and substance satisfactory to the Lending Debentureholders.
7. DEBENTURE EXCHANGE/ CONVERSION
On closing, the Debentures plus accrued interest [assume a current outstanding amount of $73.5 million, including accrued interest] will be exchanged for secured convertible bonds (the "Convertible Bonds") (collectively, with all common shares of the Company ("Common Shares") into which the Convertible Bonds are converted, the "New Securities"). The Convertible Bonds will be convertible into Common Shares at a conversion price of $0.21 per common share (the "Conversion Price") being a conversion rate (the "Conversion Rate") of approximately 4,762 common shares per $1,000 principal amount of Debentures so converted such that the New Securities will represent 95.2% of the fully diluted equity of SR Telecom on closing. The proportion of equity represented by the New Securities will be subject to proportionate reduction for conversions by holders of Convertible Bonds, redemptions and equity issuances (including the Rights Offering) from time to time. The Common Shares shall be listed on the TSX and delisted from NASDAQ as soon as practicable and the Company shall use commercially reasonable efforts to make such common shares freely tradeable at closing.

8. DEBENTURE/COMMON SHARE CONVERSION
The business day after the Record Date for the Rights Offering, Convertible Bonds in the principal amount of $10 million will be converted (pursuant to requirements to be set out in the documentation) into Common Shares at the Conversion Rate. Such conversion would represent approximately 73% of the issued and outstanding Common Shares on that date.
9. NEW CONVERTIBLE BOND INTEREST	10% coupon, cash pay or PIK at the option of SR Telecom, payable semi-annually.
10. NEW CONVERTIBLE BOND MATURITY	Five years.
11. NEW CONVERTIBLE BOND COLLATERAL	Second lien on all of the assets of SR Telecom.
12. NEW CONVERTIBLE BOND COVENANTS	Subject to quarterly financial covenants and customary provisions, including anti-dilution provisions and withholding tax gross-up, acceptable to the Debentureholders.
13. HOLDERS' CONVERSION OPTION
The holders of the Convertible Bonds may, at any time after the date of issuance and on or before the maturity date or any date fixed for the redemption thereof, convert their securities into common shares of the Company at the Conversion Rate.
14. REGULATORY APPROVALS	The Debenture conversion and the terms of the New Convertible Bonds will be subject to all regulatory approvals including, without limitation the approval of the TSX.

15. CASH REDEMPTION OPTION
On 21 days' notice to the Convertible Bondholders, the Company may redeem in cash, all but not less than all, of the Convertible Bonds for a price equal to the greater of (i) the 21 day average trading price of the common shares immediately prior to giving such notice multiplied by the number of Common Shares into which the Convertible Bonds are convertible; and (ii) all amounts owing pursuant to the Convertible Bonds and the underlying Trust Indenture (including, without limitation, all fees and disbursements incurred by or on behalf of the bondholders or the Trustee to the date of payment), as at the date of payment in each case.
16. SUBSEQUENT RIGHTS OFFERING
Immediately following the closing of the conversion/exchange transaction described herein the company will execute a rights offering of up to $40 million to its shareholders of record on the announcement date pursuant to which such shareholders will have the opportunity to subscribe for rights to purchase common shares of the company. The rights exercise price will be the average trading price of SR Telecom common equity during the 10-day period following the closing of the transactions contemplated herein, less a discount, provided that such resulting price shall not be less than the Conversion Price plus 20%. The Company, acting reasonably, may determine not to proceed with the Rights Offering. The net proceeds from the Rights Offering will be applied as follows:
(a) the first $25 million raised will be used for working capital and general corporate purposes; and

(b) all amounts raised in excess of $25 million and up to $40 million will be applied 50% to working capital and general corporate purposes and 50% to pro rata redemption of the then outstanding New Convertible Bonds at a redemption price of (x) 95% of the principal amount of such New Convertible Bonds, plus (y) any accrued and unpaid interest thereon.
17. RANK	The Secured Credit Facility will rank in priority to the New Convertible Bonds and the New Convertible Bonds will rank pari passu with existing EDC and IADB indebtedness.
18. EDC/IADB	The EDC/IADB facility with CTR will be extended to three years from the implementation of the restructuring with the following confirmations/modifications:

(a) mandatory semi-annual amortization and interest payments plus a cash sweep mechanism for surplus CTR cash (to be agreed by all parties);
(b) SR Telecom may, subject to prudent business practices and the terms of the Emergency Credit Facility, provide funding to CTR to supplement CTR's cash flow, as and when so requested by CTR;
(c) EDC/IADB shall first be required to exhaust their remedies against CTR before pursuing SR Telecom;
(d) subject to (c) above, any EDC/IADB claim against SR Telecom shall not be enforced or payable until the earlier of:
(i) the maturity date of the Convertible Bonds; and
(ii) the date upon which enforcement proceedings are initiated under the Emergency Credit Facility or the Convertible Bonds;

(e) although EDC/IADB shall have the benefit of and share pro rata in the security granted by SR Telecom referred to herein, they shall not be entitled to initiate or direct the enforcement of that security; that right shall be reserved to the holders of the Convertible Bonds;

(f) although EDC/IADB's remedies and claims against CTR will be otherwise unaffected, EDC/IADB shall provide SR Telecom from time to time with notice of any default and/or intended enforcement with respect to CTR and SR Telecom shall thereafter have an opportunity to cure such default for 90 days before any such enforcement commences;
(g) subject to (d) and (e) above, the EDC/IADB credit facility shall be cross-defaulted to the Emergency Credit Facility and the Convertible Bonds;
(h) any change in EDC/IADB interest rate or payment of a restructuring fee shall be subject to approval of the Lending Debentureholders.

19. BOARD APPOINTMENTS
On closing, five members of the current board shall resign and shall be replaced by an equal number of nominees to be identified by the Lending Debentureholders and approved by the Company, such approval not to be unreasonably withheld.
20. FEES AND DISBURSEMENTS	On closing, the Company shall pay all fees and disbursements incurred by or on behalf of the Debentureholders and/or the Trustee.
21. D&O INSURANCE
The Company shall maintain the benefit of the existing directors' liability insurance coverage on substantially the terms of the current policy. In the event that coverage cannot be maintained, at the time of securing replacement coverage for the ongoing Board, the Company shall secure from the existing insurer tail coverage for the current directors who then are no longer directors for a period ending no earlier than April 30, 2007 for a price no greater than approximately U.S. $640,000. The cost of the foregoing shall be funded by a special drawdown of the Emergency Credit Facility if the Company is otherwise unable to pay the cost at the relevant time.

Each of the undersigned confirms its support in principle for the foregoing Term Sheet which sets out the principal terms/features of a proposed restructuring of SR Telecom, in accordance with and subject to the terms and conditions contained therein:

DDJ CAPITAL MANAGEMENT, LLC,
on behalf of certain funds and/or accounts
that it manages and/or advises

By:	/s/ JACKSON S. CRAIG Name: Jackson S. Craig Title: Authorized Signatory
By:	/s/ DAVID L. GOOLGASIAN, JR Name: David L. Goolgasian, Jr. Title: Authorized Signatory

GUARDIAN CAPITAL LP
On behalf of certain funds and/or
accounts that it manages and/or advises

By:	/s/ STEVE KEARNS Name: Steve Kearns Title: VP/Sr. Portfolio Manager

GREYWOLF CAPITAL MANAGEMENT LP,
on behalf of certain funds and/or accounts
that it manages and/or advises

By:	/s/ ROBERT MILLER Name: Robert Miller Title: Partner

CATALYST FUND GENERAL PARTNER I INC.,
as the General Partner of Catalyst Fund
Limited Partnership I

By:	/s/ GABRIEL DE ALBA Name: Gabriel de Alba Title: Managing Director and Partner

POLAR SECURITIES INC.,
on behalf of North Pole Capital Master Fund

By:	/s/ ROBYN SCHULTZ Name: Robyn Schultz Title: VP, Polar Securities inc.

SR TELECOM INC.

By:	/s/ PIERRE ST-ARNAUD Name: Pierre St-Arnaud Title: President and CEO	By:	/s/ DAVID. ADAMS Name: David L. Adams Title: Sr. VP Finance and CFO

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Exhibit 4.32
SR TELECOM — PRINCIPLES OF RESTRUCTURING